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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Insurance Auto Auctions, Inc.

(Name of Issuer)

Common Stock, Par Value $.001

(Title of Class of Securities)

457875102

(Cusip Number)

Thomas F. Frist III
3100 West End Avenue, Suite 500
Nashville, TN 37203
615-269-7979

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copy to:

Bass, Berry & Sims PLC
315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238
(615) 742-6200

March 12, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 457875102

1.	Name of Reporting Person: Thomas F. Frist III		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 650,000

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 650,000

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 650,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.3%
Based on 12,254,849 shares outstanding as reported on the Company’s 10-Q dated September 9, 2002 filed November 13, 2002

14.	Type of Reporting Person (See Instructions): IN

Item 1.	Security and Issuer
This statement relates to the common stock, $.001 par value per share (“Common Stock”), issued by Insurance Auto Auctions, Inc. (“Company”) whose principal executive offices are located at 850 E. Algonquin Road, Suite 100, Schaumburg, IL 60173

Item 2.	Identity and Background
(a) The name of the person filing this statement is Thomas F. Frist III (“Mr. Frist”), with respect to shares of Common Stock of Insurance Auto Auctions, Inc.

(b) The business address of Mr. Frist is 3100 West End Avenue, Suite 500, Nashville, TN 37203.

(c) The principal business of Mr. Frist is investment management. Mr. First makes investments in the securities of public and private companies for his own account for the purpose of capital appreciation and, to a lesser extent, current income.

(d) During the last five years, Mr. Frist has not been convicted in a criminal proceeding.

(e) During the last five years, Mr. Frist has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Frist is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration
The net investment cost (including commissions, if any) of the shares of Common Stock held by Mr. Frist is approximately $7,342,854. The shares of Common Stock purchased by Mr. Frist were purchased with personal funds.

Item 4.	Purpose of Transaction
Mr. Frist acquired the shares of Common Stock for investment purposes, and he intends to evaluate the performance of such securities as an investment in the ordinary course of business. Mr. Frist pursues an investment objective that seeks capital appreciation. In pursuing this investment objective, Mr. Frist analyzes the operations, capital structure and markets of companies in which he invests, including the Company, and continuously monitors the business operations of such companies through analysis of financial statements and other public documentation, through discussion with knowledgeable industry observers, and with management of such companies, often at the invitation of management.

Mr. Frist will continuously assess the Company’s business, financial condition, results of operations and prospects, general economic conditions, the securities market in general and those for the Company’s securities in particular, other developments and other investment opportunities. Depending on such assessments, Mr. Frist may acquire additional shares of Common Stock or may determine to sell or otherwise dispose of all or some of his holdings. Such actions will depend upon a variety of factors, including, without limitation the financial condition, results of operations and prospects of the company, alternate investment opportunities, and general economic, financial market and industry conditions.

Mr. Frist does not have any plans or proposals which relate or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
(a) The approximate percentage of shares of Common Stock owned by Mr. Frist is based on 12,245,849 shares outstanding which is the total number of shares of Common Stock outstanding as of November 13, 2002, as reflected in the Company’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission for the quarter ending September 29, 2002 (which is the most current Form 10-Q on file).

Mr. Frist directly owns 650,000 shares of Common Stock outstanding, constituting approximately 5.3% of the shares outstanding.

(b) Mr. Frist has the power to dispose of and the power to vote the Common Stock.

(c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock during the past 60 days by Mr. Frist, which were all in the open market on the American Stock Exchange, are set forth in the attachment.

(d) No person other than the respective record owner of shares of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
N/A

Item 7.	Material to Be Filed as Exhibits
N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2003

By:	/s/ Thomas F. Frist III
Name:	Thomas F. Frist III

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

Thomas F. Frist III
Insurance Auto Auctions Inc.
Cusip 457875102
Attachment to Schedule 13D
Item 5 (c)

		Trade	Trade
Investment Description	Investment	Date	Quantity	Unit Cost	Base Cost

INSURANCE AUTO AUCTIONS INC	IAAI	02/13/2003	4,400	12.2000	53,680.00
INSURANCE AUTO AUCTIONS INC		02/18/2003	17,700	12.9900	229,923.00
INSURANCE AUTO AUCTIONS INC		02/19/2003	69,000	12.8210	884,649.00
INSURANCE AUTO AUCTIONS INC		02/20/2003	6,200	12.9530	80,308.60
INSURANCE AUTO AUCTIONS INC		02/21/2003	2,800	13.0234	36,465.52
INSURANCE AUTO AUCTIONS INC		02/24/2003	8,700	13.0270	113,334.90
INSURANCE AUTO AUCTIONS INC		02/25/2003	63,000	13.2630	835,569.00
INSURANCE AUTO AUCTIONS INC		02/26/2003	3,500	13.2850	46,497.50
INSURANCE AUTO AUCTIONS INC		02/27/2003	27,000	13.2960	358,992.00
INSURANCE AUTO AUCTIONS INC		02/28/2003	35,000	13.0500	456,750.00
INSURANCE AUTO AUCTIONS INC		02/28/2003	105,600	10.0496	1,061,237.76
INSURANCE AUTO AUCTIONS INC		03/03/2003	57,100	9.7500	556,725.00
INSURANCE AUTO AUCTIONS INC		03/06/2003	100,000	10.5000	1,050,000.00
INSURANCE AUTO AUCTIONS INC		03/12/2003	111,300	10.4500	1,168,650.00
INSURANCE AUTO AUCTIONS INC		03/14/2003	38,500	10.5448	407,899.80
INSURANCE AUTO AUCTIONS INC		03/18/2003	200	10.8600	2,172.00
			650,000		7,342,854.08